UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

CIK # 878518

As at November 16, 2005

TASEKO MINES LIMITED
800 West Pender Street, Suite 1020
Vancouver , British Columbia
Canada V6C 2V6

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F...X.... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

  Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No .....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

  By: /s/ Jeffrey R. Mason
Director and Chief Financial Officer

Date: November 16, 2005

Print the name and title of the signing officer under his signature.

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Taseko Mines Limited
1020 - 800 W Pender St.
Vancouver BC
Canada V6C 2V6
Tel 604 684 - 6365
Fax 604 684 - 8092
Toll Free 1 800 667 - 2114
http://www.tasekomines.com

TASEKO RE-INITIATES WORK ON PROSPERITY COPPER-GOLD PROJECT

November 16, 2005, Vancouver, BC - Russell Hallbauer, President and CEO of Taseko Mines Limited (TSX Venture: TKO; AMEX: TGB), announces that the Company has re-initiated work on its Prosperity Copper-Gold Project, located 125 kilometres southwest of the City of Williams Lake in south-central British Columbia. The Prosperity property hosts a large porphyry copper-gold deposit amenable to large scale open pit mining.

In the years prior to 2001, Taseko carried out extensive exploration, engineering, mine planning, environmental, and socio-economic studies on the Prosperity project. Permitting activity included two years in the British Columbia Environmental Assessment (BCEA) process. Early in 2005, with the price outlook for copper and gold remaining at levels that are attractive for mine development, Taseko applied to the British Columbia Government to re-activate the BCEA process. As a result, the BC Government has granted an extension order for the Prosperity Project Application until April 30, 2007. This extension allows the Company to collect the additional information which is required to satisfy the Provincial assessment criteria for mine development as well as those required for the Canadian Environmental Assessment Act (CEAA). Taseko has maintained communication with local First Nations groups regarding the Prosperity project and the extension to the process timeline provides the opportunity to expand consultation with these groups.

Parallel to the permitting and consultation process, Taseko is reviewing previous feasibility studies and re-assessing the project economics based on new technologies, concepts, and innovative approaches to mine development. This includes re-examining optimal mining rates and mining equipment size, analyzing the economics of constructing and operating a single line mill rather than multiple smaller lines, and evaluating the potential improvements which could be realized with state of the art metallurgical technologies such as large tank flotation circuits and expert computerized mill control systems. The Company is also reassessing major infrastructure plans, such as the power-line route, to determine if there are synergies which could be achieved with the other communities of interest in the area.

Taseko Mines Limited is a copper-molybdenum producer with projects located in British Columbia. Taseko and its joint venture partner Ledcor CMI Ltd. successfully re-opened the Gibraltar copper-molybdenum mine in south-central British Columbia in late 2004. In addition to the re-assessment of the Prosperity Project, several other key initiatives are currently under consideration, including the development of a Copper Refinery at Gibraltar and the advancement of the Harmony gold project.

For further details on Taseko Mines Limited, please visit the Company's website at www.tasekomines.com or contact Investor Services at (604) 684-6365 or within North America at 1-800-667-2114.

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The TSX Venture Exchange and the American Stock Exchange have not approved or disapproved of the contents of this press release.

This release includes certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical facts, that address estimated resource quantities, grades and contained gold, possible future mining, exploration and development activities, are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements should not be in any way construed as guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices for metals, the conclusions of detailed feasibility and technical analyses, lower than expected grades and quantities of resources, mining rates and recovery rates and the lack of availability of necessary capital, which may not be available to the Company on terms acceptable to it or at all. The Company is subject to the specific risks inherent in the mining business as well as general economic and business conditions. For more information on the Company, Investors should review the Company's annual Form 20-F filing with the United States Securities Commission and its home jurisdiction filings that are available at www.sedar.com.